Exhibit 99.1

Virax Biolabs Group Limited Announces $3.8 Million Private Placement

LONDON, Nov. 4, 2022/PRNewswire/-- Virax Biolabs Group Limited (“Virax” or the “Company”) (Nasdaq: VRAX), an innovative biotechnology company focused on the prevention, detection, and diagnosis of viral diseases, announced today that it has entered into a definitive agreement with a leading healthcare-focused institutional investor, pursuant to which the Company agreed to sell 2,330,000 shares of ordinary shares (or ordinary shares equivalents in lieu thereof) at a gross purchase price of $1.65 per share. Additionally, Virax has agreed to issue to the investor unregistered warrants to purchase up to 3,495,000 shares of ordinary shares (the “Ordinary Warrants”). The Ordinary Warrants have an exercise price of$1.73 per share, will become exercisable in six months after their date of issuance and will expire five and a half years from their date of issuance.

The gross proceeds from the private placement are expected to be approximately $3.8 million, before deducting placement agent fees and other offering expenses. The Company intends to use the net proceeds from the private placement for the development and commercialization of its proprietary T-Cell Test technology as well as for working capital and other general corporate purposes. The private placement is expected to close on or about November 8, 2022, subject to the satisfaction of customary closing conditions.

Roth Capital Partners, LLC is acting as the exclusive placement agent for the offering.

The offer and sale of the foregoing securities are being made in a transaction not involving a public offering and the securities have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or applicable state securities laws. Accordingly, the securities may not be reoffered or resold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. Pursuant to a registration rights agreement with investors, Virax has agreed to file a resale registration statement covering the securities described above.

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Virax Biolabs Group Limited

Founded in 2013, Virax Biolabs Group Limited is an innovative biotechnology company focused on the prevention, detection and diagnosis of viral diseases, with a particular interest in the field of immunology.

In addition to distributing an array of viral test kits in unique geographies, Virax Biolabs Group Limited is currently developing a proprietary T-Cell Test technology with the intention of providing an immunology profiling platform that assesses each individual's immune risk profile against major global viral threats. T-Cell testing can be particularly effective in the diagnosis and therapeutics of COVID-19 as well as other threats including Monkeypox, Hepatitis B, Malaria, Herpes and Human Papillomavirus. For more information, please visit www.viraxbiolabs.com.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Company Contact:

Virax Biolabs Group Limited

Phone: +44 020 7788 7414

Email: info@viraxbiolabs.com

Investor Relations Contact:

Russo Partners, LLC

Maxim Jacobs, CFA

(646) 942-5591

Email: Maxim.Jacobs@russopartnersllc.com

SOURCE Virax Biolabs